UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

RIOT BLOCKCHAIN, INC.

(F/K/A BIOPTIX, INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

767292 105

(formerly 09074N101)

56585W203

(CUSIP Number)

October 10, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 399,202 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 399,202 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,202 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.93% (based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 271,458 shares of common stock held by Melechdavid, Inc. (“Melechdavid”), (ii) 63,872 shares of common stock held by Mark Groussman c/f Asher Groussman UTMA/FL (“Asher UTMA”) and (iii) 63,872 shares of common stock held by Mark Groussman c/f Alivia Groussman UTMA/FL (“Alivia UTMA”). Mark Groussman is the President of Melechdavid and the custodian of Asher UTMA and Alivia UTMA, and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 271,458 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 271,458 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,458 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.03% (based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 271,458 shares of common stock held by Melechdavid. Mark Groussman is the President of Melechdavid and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman c/f Asher Groussman UTMA/FL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 63,872 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 63,872 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,872 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.95% (based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 63,872 shares of common stock held by Asher UTMA. Mark Groussman is the custodian of Asher UTMA and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman c/f Alivia Groussman UTMA/FL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 63,872 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 63,872 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,872 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.95% (based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 63,872 shares of common stock held by Alivia UTMA. Mark Groussman is the custodian of Alivia UTMA and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

Riot Blockchain, Inc., a Nevada corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

834-F South Perry Street, Suite 443

Castle Rock, CO 80104

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Mark Groussman, Melechdavid, Asher UTMA and Alivia UTMA (together, the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).	Citizenship.

United States/Florida

Item 2(d)	Title of Class of Securities.

Common Stock, no par value.

Item 2(e).	CUSIP Number.

767292 105

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 399,202 (1)

(b)	Percent of class: 5.93% (based on 6,730,272 shares of common stock outstanding as of October 10, 2017)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 399,202 (1)
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 399,202 (1)

(1)	Represents (i) 271,458 shares of common stock held by Melechdavid, Inc. (“Melechdavid”), (ii) 63,872 shares of common stock held by Mark Groussman c/f Asher Groussman UTMA/FL (“Asher UTMA”) and (iii) 63,872 shares of common stock held by Mark Groussman c/f Alivia Groussman UTMA/FL (“Alivia UTMA”). Mark Groussman is the President of Melechdavid and the custodian of Asher UTMA and Alivia UTMA, and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2017	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.

Date: October 13, 2017	By:	/s/ Mark Groussman
Mark Groussman, President

Mark Groussman c/f Asher Groussman UTMA/FL

Date: October 13, 2017	By:	/s/ Mark Groussman
Mark Groussman, Trustee

Mark Groussman c/f Alivia Groussman UTMA/FL

Date: October 13, 2017	By:	/s/ Mark Groussman
Mark Groussman, Trustee